

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2022

Kong Hian Lee
Chief Financial Officer
HF Foods Group Inc.
19319 Arenth Avenue
City of Industry, CA 91748

HF Foods Group Inc.

  Re: HF Foods Group Inc.
   Form 10-K for the Year Ended December 31, 2020
   Filed March 16, 2021
   File No. 001-38180

Dear Mr. Lee:

  We have reviewed your March 14, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 22, 2021 letter.

Response to Comments Filed on March 14, 2022

Combination with B&R Global, page 2

1. Refer to your response to comment 1. To help us better understand your analysis in regard to the accounting acquirer, please provide us with the following information.

  A. In regard to why you believe the voting interest is neutral and the minority block is in favor of HF Foods as shown in the chart on page 4, please provide the following:

  • A diagram that identifies all ownership interests and the level of the interests in HF Foods and B&R Global, respectively, immediately prior to the merger, including the type(s) and class of shares, voting rights for each class, and other rights held by the shareholders directly and indirectly in each entity. Identify any parties for each entity that are related and if there were any related parties between the entities.

- A diagram identifying all ownership interests and the level of the interests in the combined entity after the merger, including the type(s) and class of shares, voting rights for each class, and other rights held by the shareholders directly and indirectly in the combined company. If not clear from the diagram, specify which interests are those of HF Foods and B&R Global, and identify any parties that are related.
- Description and details of any voting agreements between and voting rights of any parties before and after the merger, written or otherwise.
- A diagram that identifies all ownership interests and the level of the interests in Spot Light immediately before and after the merger. Provide details of any voting agreements/rights of the members immediately before and after the merger. Identify any parties that are related. Tell us how the voting rights for the membership units held in Spot Light were exercised for the common shares held by Spot Light in the combined company after the business combination. Also, tell us if anyone was appointed as the manager of Spot Light, and if so, the level of control of Spot Light by this person immediately before and after the merger.
- A diagram that identifies all ownership interests and the level of the interests in B&R Group Realty immediately before and after the merger and on the date this entity was acquired by the combined company on January 17, 2020. Provide details of any voting agreements/rights of the members immediately before and after the merger, as well as the level of control held by Mr. Zhang as the manager of B&R Group Realty. Identify any parties that are related.
- Identify specific filings/submissions made to the Commission, for example, on Form 13D, in proxy statements, Form 8-K, that evidences and corroborates the information in the preceding bullets. If any of the information above differs from information previously filed/submitted, please explain the reason for the difference. If information related to any of the above had not been previously filed/submitted, please explain the reason why.

B. Please explain to us what is meant by "all of the shares held by Spot Light were distributed to its members" on March 17, 2020 and why this is relevant to the determination of the accounting acquirer at the time of the merger between B&R Global and HF Foods.

C. The chart on page 4 denotes board representation is in favor of HF Foods because, as you state, three of the board members in the combined company were former board members of HF Foods before the merger. You state HF Foods and B&R Global shareholders each were entitled to select two members of the board, with the fifth member to be jointly agreed upon by the respective groups. Please tell us which board members were selected by each group and which board member was jointly selected. If B&R Global jointly agreed to select a former HF Foods board member, explain to us the basis for doing so and why this doesn't result in a neutral factor. Also tell us if any agreements, written or otherwise, existed between any parties in selecting the board members, and if so, the nature of such and how they were carried out.

       You may contact Robert Shapiro at (202) 551-3273 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Trade & Services